[redacted]

08027293

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2008
Washington, DC
110

SEC FILE NUMBER
8-66502

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIDPOINT FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12526 HIGH BLUFF DRIVE SUITE 350
(No. and Street)

SAN DIEGO	CA	92130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANTE FICHERA 619-519-9460
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HUTCHINSON AND BLOODGOOD, LLP
(Name – *if individual, state last, first, middle name*)

7676 HAZARD CENTER DRIVE STE 1150	SAN DIEGO	CA	92130
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/17/08

OATH OR AFFIRMATION

I, DANTE FICHERA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIDPOINT FINANCIAL SERVICES, INC., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

FINOP

Title

Notary Public

JULIE DICKMAN
Commission # 1774893
Notary Public - California
San Diego County
MyComm. Expires Oct 21, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUTCHINSON and BLOODGOOD LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

7676 Hazard Center Drive, Suite 1150
San Diego, CA 92108
t 619.497.2415 f 619.497.2391
www.hbllp.com

Independent Auditors' Report

To the Board of Directors
Midpoint Financial Services, Inc.
San Diego, California

We have audited the accompanying statements of financial condition of Midpoint Financial Services, Inc. (an S-Corporation) as of December 31, 2007 and 2006, and the related statements of operations, stockholders' equity, cash flows, and changes in subordinated borrowings for the years then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Midpoint Financial Services, Inc. as of December 31, 2007 and 2006, and the results of its operations, stockholders' equity, cash flows, and changes in subordinated borrowings for the periods then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hutchinson and Bloodgood LLP

San Diego, California
February 21, 2008

December 31,	2007	2006
Assets		
Current assets		
Cash and cash equivalents	$ 225,881	$ 83,954
Commissions receivable	17,000	26,355
Employee receivables	-	250
Shareholder receivable	-	5,905
Recoverable taxes	-	6,244
Total current assets	242,881	122,708
Furniture and equipment		
Office furniture	5,973	5,222
Office equipment	37,450	18,705
Accumulated depreciation	(22,546)	(13,609)
Total furniture and equipment, net	20,877	10,318
Other assets		
Security deposits	7,404	3,286
Total other assets	7,404	3,286
Total assets	$ 271,162	$ 136,312

See Independent Auditors' Report and notes to financial statements

Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	**$ 41,416**	$ -
Other accrued liabilities	**42,472**	16,143
Payroll taxes payable	**910**	76
Total current liabilities	**84,798**	16,219
Stockholders' equity		
Common stock, no par value, 1,000,000 shares authorized, 9,525 shares issued and outstanding	**9,525**	10,000
Additional paid in capital	**6,700**	6,700
Retained earnings	**170,139**	103,393
Total stockholders' equity	**186,364**	120,093
Total liabilities and stockholders' equity	**$ 271,162**	$ 136,312

See Independent Auditors' Report and notes to financial statements

Statements of Operations

For the years ended December 31,	2007	2006
Revenue:		
Commissions	$ 1,359,567	$ 890,369
Other	35,000	12,679
Total revenue	1,394,567	903,048
Expenses:		
Commission expense	834,132	476,655
Operating expenses	493,689	404,917
Total expenses	1,327,821	881,572
Income before provision for income taxes	66,746	21,476
Provision for (benefit of) income taxes	-	(6,350)
Net income	$ 66,746	$ 27,826

Midpoint Financial Services, Inc.
Statements of Stockholders' Equity
For the years ended December 31, 2007 and 2006

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2005	10,000	$ 10,000	$ 6,700	$ 75,567	$ 92,267
Net income	-	-	-	27,826	27,826
Balance at December 31, 2006	10,000	10,000	6,700	103,393	120,093
Stock redemption	(475)	(475)	-	-	(475)
Net income	-	-	-	66,746	66,746
Balance at December 31, 2007	9,525	$ 9,525	$ 6,700	$ 170,139	$ 186,364

See Independent Auditors' Report and notes to financial statements

For the years ended December 31,	2007	2006
Cash flows from operating activities:		
Net income	$ 66,746	$ 27,826
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	8,937	8,955
Deferred income taxes	-	(3,800)
(Increase) decrease in commissions receivable	9,355	22,285
(Increase) decrease in employee and shareholder receivables	6,155	(6,155)
(Increase) decrease in recoverable taxes	6,244	(6,244)
(Increase) decrease in security deposits	(4,118)	-
Increase (decrease) in accounts payable	41,416	-
Increase (decrease) in accrued commission payable	26,329	(19,622)
Increase (decrease) in payroll taxes payable	834	(1,549)
Increase (decrease) in income tax payable	-	(25,764)
Net cash provided by (used in) operating activities	161,898	(4,068)
Cash flows from investing activities:		
Purchases of furniture and equipment	(19,496)	(9,963)
Net cash used in investing activities	(19,496)	(9,963)
Cash flows from financing activities:		
Stock redemption	(475)	-
Net cash used in financing activities	(475)	-
Net increase (decrease) in cash and cash equivalents	141,927	(14,031)
Cash and cash equivalents at beginning of year	83,954	97,985
Cash and cash equivalents at end of year	$ 225,881	$ 83,954

Supplemental disclosure of cash flow information:		
Income taxes paid	$ -	$ 30,258

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business

Midpoint Financial Services, Inc. (the Company), headquartered in San Diego, is a broker dealer specializing in real estate private and public partnerships. The Company is registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934. The Company is also a member of Securities Investor Protection Corporation.

The Company was incorporated in California on February 18, 2004. It is licensed to operate in California and has an independent contractor sales force of approximately 15 registered representatives dispersed throughout southern California. The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities.

Accounting Policies

Use of Estimates
Preparing the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statements of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

Income Taxes
The Company elected S corporation status effective January 1, 2006. Earnings and losses after that date are included in the personal income tax returns of the shareholders and taxed depending on their personal tax strategies. The Company will pay California franchise tax at a reduced rate of 1.5%. Accordingly, the Company will not incur additional federal income tax obligations, and future financial statements will not include a provision for federal income taxes unless there is a transaction resulting in "built-in-gains" it had at the time of the S election.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Furniture and Equipment
Furniture and equipment are recorded at cost and are depreciated under the double declining balance method over their estimated economic useful lives generally ranging from three to seven years. Significant additions are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred.

Depreciation expense for the periods ended December 31, 2007 and 2006 was $8,937 and $8,955, respectively.

Revenue Recognition
The Company recognizes commission revenue on the escrow closing date of the transaction to which it relates.

Note 2. Recently Issued Accounting Standards

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140." The statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. SFAS 155 also resolves and clarifies other specific issues contained in SFAS 133 and 140. The statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after December 15, 2006. The adoption of SFAS 155 has not had a material impact upon the Company's financial statements.

Accounting for Uncertainty in Income Taxes

In June 2006 the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes – an Interpretation of the FASB Statement No. 109" which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effective date of the provisions of FIN 48 for all nonpublic companies has been postponed to fiscal years beginning after December 15, 2007. The adoption of FIN48 is not expected to have a material impact upon the Company's financial statements.

Note. 2 Recently Issued Accounting Standards

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements". The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 is not expected to have a material impact upon the Company's financial statements.

Fair Value Option

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB statement No. 115". SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of this pronouncement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS 159 is not expected to have a material impact upon the Company's financial statements.

Note 3. Commitments and Contingencies

Contingencies

The Company maintains its cash balance in a federally insured bank account. The account is insured by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000. At times during the year ended December 31, 2007, cash balances were in excess of the FDIC's insured limits. The Company has not experienced any losses in such account and management believes that it has placed its cash on deposit with a financial institution which is financially stable.

Note 4. Other Income

During the year ended December 31, 2007, every broker-dealer in good standing received a $35,000 rebate from FINRA. The rebate is included in other revenue on the Company's Statement of Operations.

Note 5. Provision For Income Taxes

Components of the provision for income taxes (tax benefit) for the years ended December 31, 2007 and 2006 are as follows:

	2007	2006
Current provision	$ -	$ -
Deferred provision (benefit)	-	(6,350)
Total provision for (benefit of) income taxes	$ -	$ (6,350)

As discussed in Note 1, the Company changed its tax status from taxable to non-taxable effective January 1, 2006. Accordingly, the tax liability on the date that the election for the change was filed, $6,350, was eliminated through a credit to the deferred tax provision.

Note 6. Net Capital Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2007 was 0.6 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2007, the Company had net capital of $141,083 which was $135,430 in excess of the amount required by the SEC.

Note 7. Reserve Requirements

The Company is exempt from the computation for Determination of the Reserve Requirements paragraph (k)(2)(i) of Rule 15c3-3.

Note 8. Possession or Control Requirements

The Company is exempt from submitting the Schedule of Information Relating to the Possession or Control Requirements under paragraph (k)(2)(i) of Rule 15c3-3.

Note 9. Leases

The Company leases its office space under a three year operating lease that expires January 1, 2010. Rental expense was $62,754 and $41,838 for 2007 and 2006, respectively.

Future minimum lease payments on long-term operating leases as of December 31, 2007 are as follows:

December 31,	Facility Lease
2008	$ 94,004
2009	97,295
2010	100,700
Total minimum lease payments	$ 291,999

Midpoint Financial Services, Inc.

Supplemental Information

December 31,	2007	2006
Net Capital		
Total stockholders' equity	$ 186,364	$ 120,093
Less nonallowable assets	(45,281)	(36,216)
Total net capital	$ 141,083	$ 83,877
Aggregate Indebtedness		
Total liabilities	$ 84,798	$ 16,219
Computation of Net Capital Requirement		
(A) Minimum net capital based on aggregate indebtedness (6.6667% of aggregate indebtedness)	$ 5,653	$ 1,081
(B) Minimum dollar requirement per 240 15c3-1(a)(2)(vi)	$ 5,000	$ 5,000
Net capital requirement (greater of (A) or (B))	$ 5,653	$ 5,000
Reconciliation to Form X-17A-5		
Net capital as reported in Form X-17A-5 (Unaudited)	$ 144,052	$ 54,314
Audit adjustments	(2,969)	29,563
Net capital per above	$ 141,083	$ 83,877

HUTCHINSON and BLOODGOOD LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

7676 Hazard Center Drive, Suite 1150
San Diego, CA 92108
t 619.497.2415 f 619.497.2391
www.hbllp.com

Independent Auditors' Report on Internal Accounting Control

To the Board of Directors
Midpoint Financial Services, Inc.
San Diego, California

In planning and performing our audits of the financial statements of Midpoint Financial Services, Inc. for the years ended December 31, 2007 and 2006, we considered its internal control structure and accounting system in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also performed a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures as defined in 17a-5(g) (ii), (iii) and (iv) followed by the Company, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Commission Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate for the year ended December 31, 2007, to meet the Commissions's objectives.

For 2006, we noted that the Company did not have the procedures in place to prepare its financial statements using the accrual basis of accounting . We considered this a material weakness as defined above. However, during 2007, the Company corrected this weakness by implementing procedures to prepare its financial statements using the accrual basis of accounting.

This report is intended solely for the use of management and the Commission and should not be used for any other purpose.

Hutchinson and Bloodgood LLP

February 21, 2008

END